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                                                                     Exhibit (7)

NEWS RELEASE

                                                          CONTACT:  408/995-5115
                                         MEDIA RELATIONS:  BILL HIGHLANDER, 1244
                                        INVESTOR RELATIONS:  RICK BARRAZA, X1125

                  CALPINE CORPORATION COMPLETES TENDER OFFER
                            FOR SHERIDAN ENERGY, INC.

      (SAN JOSE, CALIF.)--September 29, 1999--Calpine Corporation [NYSE:CPN], a leading U.S. power company, announced today the expiration of the tender offer by its wholly-owned subsidiary, CPN Sheridan, Inc., for all outstanding shares of common stock of Sheridan Energy, Inc. (Nasdaq SmallCap Market:SHDN) at a price of $5.50 per share.

      Calpine stated that, based on a preliminary count, approximately 6,340,722 Sheridan Energy shares (including approximately 291,385 shares subject to guarantees of delivery or receipt of additional documentation) were tendered pursuant to the offer that expired at 12:00 midnight New York time on Tuesday, September 28, 1999. All shares validly tendered (and not properly withdrawn) prior to the expiration have been accepted for payment and will be paid promptly.

      The shares tendered constitute approximately 94 percent of Sheridan Energy's presently outstanding shares.

      As previously announced, all Sheridan shares not tendered and purchased pursuant to the offer will be acquired in a second-step merger transaction at the same price of $5.50 per share. The merger of Sheridan Energy and CPN Sheridan, Inc. is expected to become effective on or about October 1, 1999, at which time Sheridan Energy will become a wholly-owned subsidiary of Calpine, and will be renamed Calpine Natural Gas Company.

      Sheridan is a natural gas exploration and production company with oil and gas properties located in northern California and the Gulf Coast region, including 148 billion cubic feet equivalent of proven reserves, of which 90 percent are natural gas.

      Calpine Corporation is national power company dedicated to providing customers with reliable and competitively priced electricity and thermal energy. Calpine currently has nearly 9,000 megawatts of capacity in operation, under construction or in announced development in 14 states--enough energy to power approximately nine million households. Calpine has headquarters in San Jose, Calif., with regional offices in Houston, Texas; Pleasanton, Calif.; and Boston, Mass. The company was founded in 1984 and is publicly traded on the New York Stock Exchange under the symbol CPN. To learn more about Calpine, visit its website at www.calpine.com

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